June 16, 2022

Securities and Exchange Commission
I 00 F Street. N. E.
Washington. D.C. 20549

       Re: Registra!ion Statemenf on Form S-4 (Registration No. 333-264216)

To whom it may concern:

        Reference is made to the above-referenced registration statement. as amended (the
    Registration Statement'").   of Delwihds Insurance Acquisition Corp. (the
--issuer'") under the
Securities Act of I 933, as amended (the     Securities Act'"). with respect to
a proposed business
combination transactii:m, involving the Issuer. a special purpose acquisition company. and FOXO
Technologies Inc., a Delaware corporation (the --Transaction    ). The
Registration Statement has
not yet been declared effective as of the date and time of this letter.

       This letter is to advise you that. effective as of June 16. 2022. our firm has resigned from.
or ceased or refused to act in. every capacity and relationship in which we were described in the
Registration Statement as acting or agreeing to act with respect to the Transaction.

        Therefore. we hereby advise you and the Issuer. pursuant to Section I l(b)( I) of the
Securities Act, that none of our firm. any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934. as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities
Act) wil I be responsible
for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (v,,ithin the meaning of
Section 2(a)( I 1) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



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         -1888- 1846-2756 '3

                                              Confidential
                                       Sincerely.

                                       Deutsche Bank Securities Inc.




cc:   John Stickel. Securities and Exchange Commission
      Susan Block. Securities and Exchange Commission
      Michael Henderson. Securities and Exchange Commission
      Robert Klein. Securities and Exchange Commission
      Jon Sa bes. Chief Executive Officer of FOXO Technologies. Inc.




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                                                                       -1888-
1846-2756 , 3

                                 Confidential